EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30
	2014	2013
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income from continuing operations	$519	$233
Interest and other charges, before reduction for amounts capitalized and deferred	802	771
Capitalized interest	(54)	(51)
Provision for income taxes	226	129
Interest element of rentals charged to income (1)	70	72
Earnings as defined	$1,563	$1,154

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$802	$771
Interest element of rentals charged to income (1)	70	72
Fixed charges as defined	$872	$843

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	1.79	1.37

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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